

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2023

Robert McKee
Chief Executive Officer
Kodiak Gas Services, Inc.
15320 Highway 105 W, Suite 210
Montgomery, TX 77356

> **Re: Kodiak Gas Services, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted February 10, 2023**
> **CIK No. 0001767042**

Dear Robert McKee:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, references to prior comments are to our February 1, 2023 comment letter.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted February 10, 2023

Dividend Policy, page 53

1.   We understand from your response to prior comment one that you would prefer to refrain from providing support for disclosures indicating that investors would receive quarterly dividends, based on your expectations, which include specifying an annualized dividend amount and yield using the midpoint of the offering range. However, we believe that you should have a reasonable basis for the expectations expressed regarding the prospect of future dividends and that this should be apparent from your disclosures. Given that you also express uncertainty about being able to sustain the initial dividend amount or

providing any dividends on an on-going basis, you will need to clarify the timeframe over which your current expectations pertain and reconcile that horizon with your reporting of "cash available for dividends" based on the historical operations for 2020 and 2021, as presented or discussed on pages 18, 21, 22, and 69.

The claims expressed in your disclosure on page 3, including "a proven track record of steady growth, cash flow generation, strong financial results driven by increasing overall compression demand (particularly for large horsepower compression units), long-standing customer relationships, the fixed-revenue nature of our contracts, and best-in-class reliability of our assets," should also be tempered, along with any similar disclosures elsewhere in the filing, as necessary to reflect the prevailing uncertainty about your ability to pay dividends, including the source of that uncertainty and your expectations about being able to counter or resolve such matters if you intend to pay dividends.

We continue to believe that you will need to provide within your filing a numerical demonstration of your ability to make dividend payments in accordance with your stated expectations, including illustrations of your distributable cash flow computations, showing how net cash provided by operating activities would be, or would have been, adjusted (i.e., identifying each category, including capital expenditures and discretionary reserves), to derive the aggregate and per share dividend amounts on a pro forma basis. These details should be presented on a quarterly, annualized and per share basis for the most recently completed fiscal year, subsequent interim periods, trailing twelve month period, and the immediately succeeding twelve month period. Your disclosure should include a discussion of the key assumptions, adjustments and other material considerations, and identify any circumstances that are reasonably likely to limit or preclude the payment of dividends.

However, if you are unable to show a reasonable basis for the expectations regarding dividends that you have disclosed, including your presentation of cash available for dividends utilizing activity of the historical periods, such disclosures should be removed from the filing and replaced with prominent disclosure clarifying that you cannot provide any assurance of being able to pay dividends for any future period.

2.   If you are able to support your disclosures as outlined in the preceding comment and wish to retain disclosures of cash available for dividends based on the historical operations for 2020 and 2021, which are presently characterized as non-GAAP measures, you will need to ensure that such measures correlate with the details provided under this heading for the corresponding periods.

However, if the measures are not consistent, you will need to choose an alternate label for the non-GAAP measures. Your non-GAAP presentations of cash available for dividends, if supported and retained, will need to be revised to include a reconciliation to the most directly comparable GAAP-based measure, rather than the non-GAAP measure of Adjusted EBITDA as is currently shown, and you will need to explain how the amounts are representationally faithful, given that you are also depicting a significant allocation for capital growth expenditures in arriving at your non-GAAP free cash flow metrics.

You will need to provide clear and prominent disclosure (i) clarifying the extent to which any amounts characterized as cash available for dividends would depend on securing additional sources of cash to fund other expenditures, including capital growth expenditures, and (ii) describing your plans in this regard, to include the reasonably likely financing activities that you would pursue. Also provide disclosure clarifying how the amounts designated for maintenance and capital growth expenditures have been determined, including the distinguishing characteristics of these categories and how you established correlation with your historical operations and future plans.

3. We note your disclosure that the ABL Credit Agreement may impose certain restrictions on your ability to pay dividends to holders of your common stock, and your ability to pay dividends depends on your receipt of cash dividends from your operating subsidiaries, which may also be restricted by the ABL Credit Agreement. Please revise your disclosure to describe the restrictions on your ability to pay dividends under the ABL Credit Agreement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matt Pacey